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Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated balance sheet as of September 30, 2013 and the unaudited condensed consolidated income statements for the nine months ended September 30, 2012 and 2013 and the notes thereto included in this offering circular, the section titled "Operating and Financial Review and Prospects" in our 2012 Annual Report and the audited consolidated balance sheets as of December 31, 2011 and 2012 and the audited consolidated statements of income, comprehensive income, cash flows and shareholders' equity for the years ended December 31, 2010, 2011 and 2012, and the notes thereto, included in the 2012 Annual Report and incorporated by reference herein. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this offering circular.

Overview

We are one of the largest European internet companies, operating Russia's most popular search engine. Our principal constituencies are:

•
Users.  We provide our users with advanced search capabilities and an extensive range of online and mobile services that enable them to find relevant, objective information quickly and easily, and communicate and connect over the internet.

•
Advertisers.  Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost-effective text-based and display advertising. With Yandex.Direct, our auction-based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics.

•
Yandex ad network partners.  We have relationships with a large number of third-party websites, which we refer to as the Yandex ad network. In addition to serving ads on our own websites, we also serve ads on our network partners' websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

Our yandex.ru website first began generating revenue in 1998. We became profitable in 2003 and have been profitable every year since then. We operate as a single business segment.

Advertising revenues accounted for 97.9%, 97.7% and 98.0% of our total revenues in 2011, 2012 and the nine months ended September 30, 2013, respectively. Our advertising revenues consist of fees charged to advertisers for serving text-based and display ads on our websites and those of our partners in the Yandex ad network. Most of our revenues are generated from text-based advertising, with a smaller portion generated from display advertising. We place the significant majority of our text-based ads through Yandex.Direct and the remainder through Yandex.Market, our e-commerce gateway service. We generally sell our text-based ads on a prepaid basis. Our Yandex.Direct and Yandex.Market advertisers generally pay us on a cost-per-click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers' ads. Our display advertising is generally sold on a cost-per-thousand (CPM) impressions basis. An "impression" is a single instance of sending an ad for display on a web browser or other connected internet application. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed. In November 2013, we introduced cost-per-action advertising in our Yandex.Market service and recognize revenue from these ads only when the desired action has occurred.

We recognize our advertising revenues net of value added tax (currently 18.0% in Russia), sales commissions and customer credits. Although the major part of our revenues is generated by direct sales to our advertisers, a significant portion of our advertising sales are sold through media agencies. We recognize revenues from those advertising sales net of the commissions paid to these agencies.

We benefit from a large and diverse base of advertisers. We had more than 270,000 advertisers in 2011 and approximately 350,000 in 2012. In the nine months ended September 30, 2012 and 2013, we had more than 290,000 and more than 375,000 advertisers, respectively. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No particular advertiser accounted for more than 1% of our total revenues in 2011, 2012 or the nine months ended September 30, 2013. On a geographical basis, we generated more than 95% of our total revenues in each of 2011 and 2012 and more than 93% of our total revenues in the nine months ended September 30, 2013 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

We serve ads both on our own websites and on the websites of our partners in the Yandex ad network. For text-based ads served on the websites of our partners in the Yandex ad network, we recognize as revenue the fees paid to us by advertisers each time a user clicks on one of their text-based ads or, for those advertisers paying for display ads on a cost-per-thousand impressions basis, as their ads are displayed. We pay our partners in the Yandex ad network fees for serving our advertisers' ads on their websites. These fees are primarily based on revenue-sharing arrangements. As such, the fees paid to our partners in the Yandex ad network are calculated as a percentage of the revenues we earn by serving ads on our partners' websites. We account for the fees we pay to our partners in the Yandex ad network as traffic acquisition costs, a component of cost of revenues. Since we launched our Yandex ad network in 2006, these costs annually have, in aggregate, amounted to more than one-half of the revenues we have earned from serving ads on the Yandex ad network and we expect them to continue to do so in the foreseeable future. Yandex ad network partners do not pay us any fees associated with our serving ads on their websites.

Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. Our agreement with Mail.ru provides for mutual, material early termination penalties under specified circumstances. In 2011, 2012 and the nine months ended September 30, 2013, none of our ad network partners accounted for more than 6% of our total revenues. As we provided paid search for Mail.ru only for the last three months of the nine months ended September 30, 2013, we currently expect Mail.ru's share of our total revenues to increase in the full years 2013 and 2014.

We believe the most significant factors that influence our ability to continue to increase our advertising revenues include the following:

•
the level of internet penetration and usage in Russia and the other markets in which we operate;

•
the traffic on our own websites and those of our partners in the Yandex ad network;

•
the relevance, objectivity and quality of our search results and the quality of our other services and of the Yandex ad network;

•
our search market share, with a larger market share allowing us to better monetize our users' search activity and attract and retain advertisers, as well as partners in our Yandex ad network;

•
the demand for online advertising in Russia and the other markets in which we operate, particularly among small and medium-size businesses that have not previously used the internet as an advertising medium; and

•
our ability to effectively monetize traffic generated by our websites and those of the Yandex ad network partners, including through improvements to our advanced auction and advertising placement system, while maintaining an attractive return on investment for our advertisers.

Key Trends Impacting Our Results of Operations

Our business and revenues have grown rapidly since inception. The effectiveness of text-based advertising as a medium has contributed to the rapid growth of our business. Advertising spending continues to shift from offline to online as the internet evolves and we expect that our business will continue to grow. However, we expect that our revenue growth rate will continue to decline over time as a result of a number of factors, including challenges in maintaining our growth rate as our revenues increase to higher levels, increasing competition, changes in the nature of queries, the evolution of the overall online advertising market and the declining rate of growth in internet users in Russia as overall internet penetration increases.

Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network compared with our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. This lower operating margin arises because of the cost of revenues we incur given that we pay to our partners, on average, more than one-half of the advertising fees we earn from serving ads on Yandex ad network websites. The percentage of our advertising revenues derived from the Yandex ad network increased from 14.9% in 2011 to 17.4% in 2012 and to 18.8% for the nine months ended September 30, 2013 and contributed to the overall decline in our operating margin. We currently expect that the portion of our advertising revenues derived from the Yandex ad network will continue to grow for the full year 2013 and 2014, resulting in a further decline in our operating margin. The principal driver of this is our agreement to power paid search on Mail.ru starting from July 2013. Furthermore, the margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

Growth in mobile search may also have an impact on our operating margins. The number of search queries from mobile telephones, including both smartphones and feature phones, and tablet devices is growing more quickly than desktop queries. Queries from mobile phones and tablet devices still, however, represented less than 15% of our total search queries and less than 10% of total revenues for the year ended December 31, 2012 and for the nine months ended September 30, 2013. To date, growth in mobile usage has not had a material impact on our pricing, revenues or operating margins, however, we have seen some evidence that this growth may exert modest downward pressure on our operating margins in the future.

Recent and future capital expenditures may also put pressure on our operating margins. Our capital expenditures decreased from RUR 5,530 million in 2011 to RUR 3,984 million in 2012. We spent 73% of our total capital expenditures in 2012 on servers and data center expansion to support growth in our current operations and potential international expansion. Through September 30, 2013, our capital expenditures were RUR 3,271 million. We currently expect that our capital expenditures for full the year 2013 may be higher as a percentage of revenues in comparison to 2012.

To support further brand enhancement and respond to competitive pressures, we spent larger amounts in 2011, 2012 and the nine months ended September 30, 2013 on offline advertising and marketing than we have spent historically, both in absolute terms and as a percentage of revenue. For 2012 and the first half of 2013, this increase relates in part to our efforts to build our brand and expand market share in Turkey. In addition, in 2012 and the nine months ended September 30, 2013, we increased our advertising and marketing expenses to promote new product launches in Russia, including our Yandex Browser. We expect to continue to invest significantly in advertising and marketing. This spending could negatively impact our operating margin if it does not drive revenue growth in the manner that we anticipate.

Our operating margin may also decline as a result of entering into more arrangements with partners that distribute our Yandex.Elements collection of services or that otherwise direct search queries to our website. We generally compensate our distribution partners on either a revenue-sharing basis or on the basis of the number of our browser toolbars or search bars installed. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier to access our services.

One of our strategic objectives is to expand internationally. Toward that end, in September 2011, we officially launched our site in Turkey and continue to expand our offering of services and apps for both desktop and mobile platforms localized for that market. As we seek to increase our Turkish user base, we will incur costs to tailor our site to address the preferences and needs of users in Turkey and to acquire local content and services, such as additional maps and other offerings. International expansion also requires the development of new technologies, such as technology for storing web documents in different languages and document prioritization technology. Our international expansion efforts will require us to incur additional costs that may contribute to a decline in our operating margins until we succeed in building the user base necessary to begin generating sufficient revenues in these new jurisdictions to earn accretive operating margins there.

Our revenues are impacted by seasonal fluctuations in internet usage and seasonality in advertising expenditures. Internet usage and advertising expenditures generally slow down during the months of January, May, June and July, when there are extended Russian public holidays and vacations, and are significantly higher in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, retail patterns and advertising budgeting and buying patterns.

Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service (Rosstat), the consumer price index in Russia increased by 6.1%, 6.6% and 4.7% in 2011, 2012 and the nine months ended September 30, 2013, respectively. Although the annual rate of inflation has been relatively stable over the last few years, we can provide no assurance that it will continue to be. Higher rates of inflation may accelerate increases in our operating expenses, most notably personnel expenses, and reduce the value and purchasing power of our ruble-denominated assets, such as cash, cash equivalents and term deposits.

Changes in the value of the U.S. dollar compared with the Russian ruble can also negatively affect our results of operations. See "Risk Factors—Risks Related to Our Business and Industry—Fluctuations in currency exchange rates may materially adversely affect our business, financial condition and results of operations."

Recent Acquisitions

Seismotech

In July 2012, we completed the acquisition of a 25% ownership interest in Seismotech LLC, a Russian-based geophysical data processing company, for RUR 27 million. We also have a 3-year option to buy another 25% interest in that company at a fixed price.

SPB Software

In November 2011, we acquired the mobile software business of SPB Software. The acquisition consisted of 100% of the shares of SPB Software, Inc. (US), SPB Software Limited (Hong Kong) and SPB Software Co. Limited (Thailand), and the assets of Phonesoft Consulting Ltd. (Russia). In connection with the acquisition, we made initial cash payments to the sellers aggregating $24.3 million (RUR 745 million at the exchange rate as of the acquisition date) on closing. We also agreed to make further aggregate contingent cash payments to the sellers of a maximum aggregate amount of $14.1 million (RUR 433 million at the exchange rate as of the acquisition date), payable on the achievement of specified performance milestones and the continued employment of the relevant sellers. We paid $7.1 million (RUR 216 million) of this contingent consideration in November 2012, $4.1 million (RUR 126 million) in February 2013, and the remaining $2.9 million (RUR 90 million) in November 2013.

In accordance with U.S. GAAP, we did not record these contingent payments as purchase price consideration but instead accrued for them as compensation expense included within our product development and selling, general and administrative expenses in 2012 and 2013. The accrual of this compensation expense, along with additional amortization expense related to the intangible assets acquired in this acquisition, negatively affected our operating margins. See "—Results of Operations—Operating Costs and Expenses."

KinoPoisk

In October 2013, we completed the acquisition of a 100% ownership interest in KinoPoisk LLC and its subsidiaries, the largest and, we believe, most comprehensive Russian-language website dedicated to movies, television programs and celebrities, for cash consideration of $80.0 million (RUR 2,577 million at the exchange rate as of the acquisition date) paid in full upon closing, including $3.0 million (RUR 97 million) paid into escrow.

Recent Dispositions

Yandex.Money

In July 2013, we completed our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank for $59.1 million (RUR 1,964 million at the exchange rate as of the acquisition date) in cash. Concurrent with the sale of our interest in Yandex.Money, we formed a joint venture with Sberbank in respect of this business. As a result of this sale, we deconsolidated Yandex.Money and no longer show its online payment commissions as revenue. Since July 2013, we have accounted for Yandex.Money using the equity method, and, therefore, we record our share of the results of operations of the joint venture within the other income, net, line on our consolidated statements of income.

Face.com

In July 2012, we completed the sale of our ownership interest in Face.com, Inc. (formerly Vizi Information Labs Ltd.) to a subsidiary of Facebook, Inc. ("Facebook") for cash consideration of

$5.7 million (RUR 174 million at the exchange rate as of the sale date) and 142,479 shares of Facebook, of which we sold 93,971 shares in the nine months ended September 30, 2013.

Results of Operations

The following table presents our historical results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	20.7	23.5	25.0	25.6	25.8
Product development	16.6	15.6	14.8	15.8	15.2
Sales, general and administrative	14.7	16.4	17.0	16.2	16.6
Depreciation and amortization	9.4	9.4	10.3	10.5	9.9

Total operating costs and expenses	61.4	64.9	67.1	68.1	67.5

Income from operations	38.6	35.1	32.9	31.9	32.5
Interest income	1.2	1.1	3.5	3.3	4.8
Other income, net	0.2	0.3	0.4	0.4	7.5

Net income before income taxes	40.0	36.5	36.8	35.6	44.8
Provision for income taxes	9.5	7.7	8.2	7.8	7.9

Net income	30.5%	28.8%	28.6%	27.8%	36.9%

Our operating margin increased from 31.9% for the nine months ended September 30, 2012 to 32.5% for the nine months ended September 30, 2013. This increase was primarily due to a decline in our product development and depreciation expenses as a percentage of our total revenues.

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

Revenues

The following table presents our revenues, by source, for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR)
Advertising revenues(1):
Text-based advertising:
Yandex websites	9,454	14,590	20,610	14,429	19,578
Yandex ad network websites	1,506	2,922	4,898	3,436	5,055

Total text-based advertising	10,960	17,512	25,508	17,865	24,633
Display advertising	1,229	2,096	2,592	1,628	2,227

Total advertising revenues	12,189	19,608	28,100	19,493	26,860
Online payment commissions(2)	263	383	552	374	394
Other revenues	48	42	115	81	162

Total revenues	12,500	20,033	28,767	19,948	27,416

(1)
We record revenue net of VAT, commissions and discounts. Because it is impractical to track commissions and discounts for advertising revenues generated on our own websites and on those of our partners in the Yandex ad network separately, we have allocated commissions and discounts between our own websites and those of our partners in the Yandex ad network proportionally to their respective revenue contributions.

(2)
In connection with our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank, we ceased recording online payment commissions as revenues as of July 2013 and now account for Yandex.Money using the equity method. See "—Recent Dispositions."

The following table presents our revenues, by source, as a percentage of total revenues for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
Advertising revenues:
Text-based advertising:
Yandex websites	75.6%	72.8%	71.6%	72.3%	71.4%
Yandex ad network websites	12.1	14.6	17.1	17.2	18.4

Total text-based advertising	87.7	87.4	88.7	89.5	89.8
Display advertising	9.8	10.5	9.0	8.2	8.2

Total advertising revenues	97.5	97.9	97.7	97.7	98.0
Online payment commissions	2.1	1.9	1.9	1.9	1.4
Other revenues	0.4	0.2	0.4	0.4	0.6

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Advertising revenues.    Total advertising revenues increased by RUR 7,367 million, or 37.8%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Advertising revenue growth over the periods under review resulted primarily from growth in sales of text-based ads, driven by an increase in the number of paid clicks and in the average cost-per-click paid by our advertisers. Paid clicks on our own websites together with those of our Yandex ad network partners increased by 32% for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The average cost-per-click on our own websites together with those of our partners in the Yandex ad network increased by 5% for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, reflecting supply and demand dynamics.

The year-over-year rates of change in paid clicks and average cost-per-click for the quarters set out below were as follows:

Quarter	Year-over-year growth in paid clicks	Year-over-year growth in cost-per-click
First Quarter 2012	61%	(5)%
Second Quarter 2012	62	(7)
Third Quarter 2012	35	5
Fourth Quarter 2012	26	11
First Quarter 2013	18	14
Second Quarter 2013	29	5
Third Quarter 2013	50%	(5)%

The fluctuations in paid clicks and in average cost-per-click during the periods under review were driven primarily by the following factors:

•
Growth in the number of internet users in Russia.  The number of internet users in Russia grew at a compound annual growth rate of 14.8% from summer 2010 to summer 2013, reaching 66.1 million, according to FOM. As internet usage has spread, the rate of growth has been declining, with the number of users in Russia increasing by 18.9% from summer 2010 to summer 2011, 14.3% from summer 2011 to summer 2012 and 11.3% from summer 2012 to summer 2013, according to FOM.

•
Increased traffic and search market share.  We experienced a significant increase in traffic on our own websites, consistent with the growth in the number of internet users in Russia, augmented by a steady increase in our search market share from the beginning of 2012 through September 30, 2013. According to Liveinternet.ru, our share of the Russian internet search market increased from 60.1% in the nine months ended September 30, 2012 to 61.8% in the nine months ended September 30, 2013, principally as a result of improvements in our search engine algorithms and more traffic being delivered through new and existing distribution partners.

•
Growth in the size of the Russian online advertising market.  The total Russian online advertising market grew from RUR 37.9 billion for the nine months ended September 30, 2012 to RUR 48.8 billion for the nine months ended September 30, 2013, according to the Russian Association of Communication Agencies ("AKAR"). According to our internal calculations (based on AKAR data), our share of the Russian online advertising market was 58% in the nine months ended September 30, 2013.

The rate of change in paid clicks and average cost-per-click, and their correlation with the rate of increase in our revenues, may fluctuate from period to period based on the factors described above, as well as other factors such as seasonality, advertiser competition for keywords, our ability to launch enhanced advertising products that seek to deliver increasingly targeted ads, the fees advertisers are willing to pay based on how they manage their advertising costs, and general economic conditions.

Display advertising revenues.    Display advertising revenues accounted for approximately 8% of total revenues in both the nine months ended September 30, 2012 and 2013, representing a 36.8% increase in display advertising revenues over such periods.

Online payment commissions.    Online payment commissions decreased from 1.9% of total revenues for the nine months ended September 30, 2012 to 1.4% of total revenues for the nine months ended September 30, 2013 because we completed our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013 and, since then, no longer record Yandex.Money's online payment commissions as revenue. We concurrently formed a joint venture with Sberbank with respect to the Yandex.Money business and now account for Yandex.Money using the equity method of accounting.

Other revenues.    Other revenues mainly represent software sales, paid services and sublease revenues. Revenues from software sales have increased slightly since our acquisition of SPB Software in November 2011. Other revenues growth also increased slightly the development of paid non-advertising services and the sublease of rented premises.

Operating Costs and Expenses

Our operating costs and expenses consists of cost of revenues; product development expenses; sales, general and administrative expenses; and depreciation and amortization expense. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms in the near term, which may also result in an increase as a percentage of revenues; see "—Key Trends Impacting Our Results of Operations."

Cost of revenues.    Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs are the amounts paid to our partners in the Yandex ad network for serving our text-based and display ads on their websites and to our partners who distribute our Yandex.Elements collection of services or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of Yandex browser toolbars or search bars installed.

The agreements with our distribution partners provide for payment of fees to them on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our two largest distribution partners in 2012, Mozilla and Opera, accounted in aggregate for 51.9% of our distribution costs in the nine months ended September 30, 2012. In July 2012, Mozilla switched to a different default search provider in its new version of the Firefox browser in Russia, although we continued to share revenues with Mozilla with respect to users of the previous version of the Firefox browser. During 2012, we entered into a multi-year extension of our distribution agreement with Opera. The Opera agreement also provides for a 12-month "revenue tail" period should that agreement be terminated. As a result of the Mozilla agreement termination, Mozilla and Opera's share of our distribution costs in aggregate declined to 31.0% of our distribution costs in the nine months ended September 30, 2013.

Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, rent, utilities and telecommunications bandwidth costs; content acquisition costs; and costs of online payments processing.

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR, except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	921	1,853	3,128	2,200	3,354
Traffic acquisition costs related to distribution partners	652	1,145	1,652	1,164	1,668
Total traffic acquisition costs	1,573	2,998	4,780	3,364	5,022
as a percentage of revenues	12.6%	15.0%	16.6%	16.9%	18.3%
Other cost of revenues	1,012	1,709	2,408	1,748	2,043
as a percentage of revenues	8.1%	8.5%	8.4%	8.8%	7.5%
Total cost of revenues	2,585	4,707	7,188	5,112	7,065
as a percentage of revenues	20.7%	23.5%	25.0%	25.6%	25.8%

Cost of revenues increased by RUR 1,953 million, or 38.2%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily due to an increase of RUR 1,658 million in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUR 1,154 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, representing our Yandex ad network partners' share in an increased amount of Yandex ad network revenue for the period, with the principal driver of this increase being our agreement to power paid search on Mail.ru starting from July 1, 2013. In addition, the amounts paid to our distribution partners increased by RUR 504 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 due to growth in our existing distribution relationships, as well as the addition of new distribution partners. As a percentage of total revenues, traffic acquisition costs increased from 16.9% for the nine months ended September 30, 2012 to 18.3% for the nine months ended September 30, 2013, reflecting the increase in revenues from our ad network from 19.2% to 20.5% of our text-based revenues, respectively.

For the nine months ended September 30, 2013, other cost of revenues decreased as a percentage of total revenues to 7.5% from 8.8% for the nine months ended September 30, 2012 but increased by RUR 295 million in absolute terms mainly due to growth in personnel and data center-related costs, partly offset by a decrease in the cost of online payment commissions related to Yandex.Money. The increase in personnel costs over the periods under review was driven primarily by growth in our headcount that is allocated to cost of revenues, from 297 as of September 30, 2012 to 364 as of September 30, 2013, on a like-for-like basis, excluding Yandex.Money employees for the prior period.

We anticipate that cost of revenues will continue to increase in absolute terms and as a percentage of revenues in the near term, primarily as a result of increases in traffic acquisition, content and data center costs. The primary drivers of increases in our future traffic acquisition costs as a percentage of advertising revenues are the percentage of revenues derived from our own websites compared with the websites of our partners in the Yandex ad network, as well as the extent to which we use distribution partners to direct search queries to our website. In addition, our traffic acquisition costs as a percentage of advertising revenues may fluctuate in the future based on whether we are successful in negotiating more Yandex ad network and distribution arrangements that provide for lower revenue-sharing obligations or, alternatively, whether increased competition for these arrangements with existing and potential new partners results in less favorable revenue-sharing arrangements.

Product development.    Product development expenses consist primarily of personnel costs incurred for the development, enhancement and maintenance of our search engine and other Yandex services and technology platforms. We also include rent and utilities attributable to office space occupied by development staff in product development expenses. We expense product development costs as they are incurred.

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR, except percentages)
Product development expenses	2,073	3,124	4,274	3,159	4,176
as a percentage of revenues	16.6%	15.6%	14.9%	15.8%	15.2%

Product development expenses increased by RUR 1,017 million, or 32.2%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This increase primarily reflects an increase in the number of developers. Headcount in this category grew 34% from 1,897 at September 30, 2012 to 2,549 at September 30, 2013, on a like-for-like basis, excluding Yandex.Money employees for the nine months ended September 30, 2012. As a percentage of revenues, product development expenses decreased during the periods under review primarily because we are achieving economies of scale in our product development team. Due to significant growth in the Russian internet advertising market, the services and technology platforms developed and supported by our software engineers are utilized by a growing number of users and internet advertisers. We also increased the utilization of our Moscow office space, allowing us to increase headcount without a commensurate increase in office rent expense, and accelerated headcount growth in our regional development offices. Thus, our advertising revenues have been growing faster than our costs in this functional area.

We anticipate that product development expenses will increase in absolute terms as we continue to hire product development personnel, add additional office space and expand the breadth and depth of our service offerings.

Sales, general and administrative.    Sales, general and administrative expenses consist of compensation and office rent expenses for personnel engaged in customer service, sales, sales support, finance, human resources, facilities, information technology and legal functions; fees for professional services; and advertising and marketing expenditures.

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR, except percentages)
Sales, general and administrative expenses	1,838	3,294	4,900	3,239	4,554
as a percentage of revenues	14.7%	16.4%	17.0%	16.2%	16.6%

Sales, general and administrative expenses increased by RUR 1,315 million, or 40.6%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, and also increased as a percentage of revenues over the periods under review. The principal factor contributing to this increase was higher spending on marketing and advertising in Russia and Turkey.

We anticipate that our sales, general and administrative expenses will continue to increase in absolute terms for the full year 2013 and future periods and may increase as a percentage of revenues as we continue to expand our business. These increases will relate primarily to increased personnel and office rent expenses, as well as anticipated increases in advertising and marketing expenses.

Depreciation and amortization.    Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR, except percentages)
Depreciation and amortization expense	1,181	1,874	2,951	2,091	2,705
as a percentage of revenues	9.4%	9.4%	10.3%	10.5%	9.9%

Depreciation and amortization expense increased by RUR 614 million, or 29.4%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The increase in absolute terms was primarily due to investments in servers and data centers.

We anticipate that depreciation and amortization expense will increase in absolute terms in future periods as we continue to invest in our technology infrastructure and in corporate acquisitions.

Share-based compensation.    In our consolidated statements of income, share-based compensation expense is recorded in the same functional area as the expense for the recipient's cash compensation. As a result, share-based compensation expense is allocated among our cost of revenues, product development expenses and sales, general and administrative expenses.

The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR, except percentages)
Share-based compensation expense	160	329	376	261	531
as a percentage of revenues	1.3%	1.6%	1.3%	1.3%	1.9%

Share-based compensation expense increased by RUR 270 million, or 103.4%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 primarily as a result of new equity-based grants made in 2012 and 2013.

In the near term, we expect share-based compensation to increase in absolute terms and as a percentage of revenues as a result of further vesting of share-based awards granted in 2013.

Interest Income

Interest income consists of interest earned on our cash, cash equivalents, term deposits and investments in debt securities. We derive substantially all of our interest income from ruble term deposits held in major Russian banks. Investments in term deposits, money market funds and debt securities held in the Netherlands generally yield considerably lower returns.

Interest income increased from RUR 669 million in the nine months ended September 30, 2012 to RUR 1,303 million in the nine months ended September 30, 2013, principally as a result of investing more of our cash from operating activities in Russia, where our investments earn significantly higher returns.

Other (Expense)/Income, Net

Our other (expense)/income primarily consists of gain from sale of equity securities and foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and, to a lesser extent, other non-operating gains and losses.

The following table presents the components of our other (expense)/income in absolute terms and as a percentage of revenues, for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR, except percentages)
Foreign exchange gains/(losses)	11	101	(57)	(74)	40
Gain from sale of equity securities	—	—	234	234	2,137
Other	13	(39)	(59)	(84)	(112)
Total other income, net	24	62	118	76	2,065
as a percentage of revenues	0.2%	0.3%	0.4%	0.4%	7.5%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. We recorded as other (expense)/income a RUR 74 million loss and a RUR 34 million gain in the nine months ended September 30, 2012 and 2013, respectively, arising from changes in the value of the U.S. dollar compared with the Russian ruble during the year. Although the U.S. dollar value of our U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, they resulted in downward and upward re-valuations of the ruble equivalent of these U.S. dollar-denominated monetary assets in the nine months ended September 30, 2012 and 2013, respectively.

In the nine months ended September 30, 2012, gain from the sale of equity securities represents the gain from the sale of our ownership interest in Face.com Inc. In the nine months ended September 30, 2013, gain from the sale of equity securities primarily consisted of a RUR 2,035 million gain from our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013.

Other (expense)/income also includes changes in the fair value of derivative instruments and other non-operating gains and losses.

Provision for Income Taxes

The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR, except percentages)
Provision for income taxes	1,186	1,545	2,351	1,560	2,156
Effective tax rate	23.7%	21.1%	22.2%	22.0%	17.6%

Our provision for income taxes increased by RUR 596 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily as a result of an increase in taxable income.

Our effective tax rate decreased by 4.4 percentage points for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, primarily reflecting a significant non-taxable gain from the sale of Yandex.Money in July 2013. Adjusted for this gain, our effective tax rate for the nine months ended September 30, 2013 would have been 21.0%.

See "—Critical Accounting Policies, Estimates and Assumptions—Tax Provisions" for additional information about our provision for income taxes.

A reconciliation of our statutory income tax rate to our effective tax rate is set forth in note 16 to our audited consolidated financial statements included in the 2012 Annual Report.

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the eight consecutive quarters ended September 30, 2013. You should read the following tables together with our consolidated balance sheets as of December 31, 2011 and 2012 and the consolidated statements of income, comprehensive income, cash flows and shareholders' equity for the years ended December 31, 2010, 2011 and 2012 and related notes contained in the 2012 Annual Report and our unaudited condensed consolidated balance sheet as of September 30, 2013 and the unaudited condensed consolidated income statements for the nine months ended September 30, 2012 and 2013 and the notes thereto. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

Both seasonal fluctuations in internet usage and seasonality in advertising expenditures have affected, and are likely to continue to affect, our business. Internet usage and advertising expenditures generally slow down during the summer months and increase significantly in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our consolidated statement of income. As a result, our quarterly results of operations have been and will likely continue to be affected by the impact of foreign currency fluctuations on our reported results of operations, particularly changes in the value of the U.S. dollar as compared to the Russian ruble.

Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(in millions of RUR)
Consolidated statements of income data:
Revenues	6,439	5,874	6,801	7,273	8,819	7,999	9,199	10,218
Operating costs and expenses:
Cost of revenues(1)	1,485	1,518	1,749	1,845	2,076	1,976	2,158	2,931
Product development(1)	853	1,066	1,059	1,034	1,115	1,328	1,381	1,467
Sales, general and administrative(1)	916	1,070	1,052	1,117	1,661	1,363	1,530	1,661
Depreciation and amortization	582	661	696	734	860	879	912	914

Total operating costs and expenses	3,836	4,315	4,556	4,730	5,712	5,546	5,981	6,973

Income from operations	2,603	1,559	2,245	2,543	3,107	2,453	3,218	3,245
Interest income	105	167	234	268	333	368	452	483
Other (expense)/income, net	(12)	(124)	53	147	42	26	17	2,022

Income before income taxes	2,696	1,602	2,532	2,958	3,482	2,847	3,687	5,750
Provision for income taxes	573	344	549	667	791	601	772	783

Net income	2,123	1,258	1,983	2,291	2,691	2,246	2,915	4,967

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

	Quarter ended
	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	23.1	25.8	25.7	25.4	23.5	24.7	23.5	28.7
Product development(1)	13.2	18.2	15.6	14.2	12.6	16.6	15.0	14.4
Sales, general and administrative(1)	14.2	18.2	15.5	15.3	18.8	17.0	16.6	16.3
Depreciation and amortization	9.0	11.3	10.2	10.1	9.9	11.0	9.9	8.9

Total operating costs and expenses	59.6	73.5	67.0	65.0	64.8	69.3	65.0	68.3

Income from operations	40.4	26.5	33.0	35.0	35.2	30.7	35.0	31.7
Interest income	1.6	2.9	3.4	3.7	3.8	4.6	4.9	4.8
Other (expense)/income, net	(0.2)	(2.1)	0.8	2.0	0.5	0.3	0.2	19.8

Income before income taxes	41.9	27.3	37.2	40.7	39.5	35.6	40.1	56.3
Provision for income taxes	8.9	5.9	8.0	9.2	9.0	7.5	8.4	7.7

Net income	33.0%	21.4%	29.2%	31.5%	30.5%	28.1%	31.7%	48.6%

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

Liquidity and Capital Resources

As of September 30, 2013, we had RUR 29,182 million in cash, cash equivalents, and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less, current term deposits consist of bank deposits with original maturities of more than three months but no more than one year, and term deposits are bank deposits with original maturities of more than one year. As of September 30, 2013, we also had RUR 2,589 million in investments in debt securities that we have designated as held to maturity, representing structured notes that have original maturities of more than one year, all of which matured in October 2013. Our current treasury policy permits us to hold 15% to 40% of our total cash, cash equivalents, term deposits and debt securities in U.S. dollars. In order to better match the split of our currency holdings with our expected cash flows by currency, we currently convert a portion of the rubles received from operations as well as from maturing deposits into U.S. dollars. We maintain our U.S. dollar-denominated accounts principally in the Netherlands and, to a lesser extent, in Russia. Our U.S. dollar-denominated holdings as of November 30, 2013 account for approximately 34% of our cash, cash equivalents, term deposits and debt securities.

The proceeds to us from our IPO in May 2011 were $401.4 million, net of underwriting discounts and commissions and other offering expenses incurred on the company's account. Those proceeds were received by our parent company, a Dutch holding company that generates no operating cash flow itself. Other than the proceeds from our IPO, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles. The cumulative net profit of our Russian subsidiaries calculated in accordance with Russian accounting principles differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions, unused vacation, deferred tax and bad debt reserves) and differences arising from the capitalization and depreciation of property and equipment. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory accounting rules, the amount that our principal Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of September 30, 2013 was approximately RUR 31,877 million ($985.5 million). We are required to pay a 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. See "Risk Factors—Risks Related to Doing Business and Investing in Russia and the Other Countries in which We Operate—Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty."

As of September 30, 2013, we had no outstanding indebtedness. We do not currently maintain any line of credit or other similar source of liquidity.

Cash Flows

In summary, our cash flows for the periods presented were:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
	(in millions of RUR)
Net cash provided by operating activities	5,675	7,506	11,529	7,676	9,917
Net cash used in investing activities	(3,918)	(17,552)	(10,190)	(8,606)	(1,769)
Net cash (used in)/provided by financing activities	(907)	11,598	361	305	(4,772)
Effect of exchange rate changes on cash	(24)	1,353	(205)	(109)	581

Cash provided by operating activities.    Cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization expense, share-based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, and the effect of changes in working capital. Cash provided by operating activities increased by RUR 2,241 million for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. This increase was primarily due to an increase of RUR 4,596 million in net income, offset by a decrease of RUR 1,596 million in non-cash adjustments to net income and a decrease of RUR 759 million in cash provided by changes in working capital. The change in adjustments for non-cash items was primarily due to an additional gain of RUR 1,903 million from the sale of equity securities mainly due to our sale of a 75% (less one ruble) interest in Yandex.Money in July 2013. Cash provided by working capital decreased between the periods primarily due to significant decreases in taxes payable as well as increases in accounts receivable following growth in advertising revenues.

We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months. To the extent that our cash, cash equivalents and cash from operating activities are insufficient to fund our future activities, we may be required to raise additional funds through equity or debt financings, including bank credit arrangements. Additional financing may not be available on terms favorable to us or at all.

Cash used in investing activities.    Cash used in investing activities in the nine months ended September 30, 2013 decreased by RUR 6,837 million compared to the same period in 2012 as a result of increases of RUR 1,586 million in proceeds from maturities of debt securities, RUR 1,849 million in proceeds from sale of non-marketable equity securities and by a decrease of investments in term deposits (net of proceeds) of RUR 3,731 million. Proceeds from the sale of equity securities consists of proceeds from our sale of a 75% (less one ruble) interest in Yandex.Money to Sberbank in July 2013 and, to a lesser extent, the sale of Facebook shares received in connection with the sale of our ownership interest in Face.com.

Our total capital expenditures were RUR 2,984 million in the nine months ended September 30, 2012 and RUR 3,271 million in the nine months ended September 30, 2013. Our capital expenditures have historically consisted primarily of the purchase of servers and networking equipment. We also incurred significant capital expenditures in 2012 and 2013 related to the construction of one of our larger data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest heavily in data center operations, technology, corporate facilities and information technology infrastructure in 2014 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

Cash used in/provided by financing activities.    For the nine months ended September 30, 2012, financing activities provided RUR 305 million in cash, representing proceeds from share option exercises. For the nine months ended September 30, 2013, cash used in financing activities was RUR 4,772 million, representing RUR 5,150 million used to fund our open market share repurchase program, offset by RUR 378 million in proceeds from share option exercises.

Off-Balance Sheet Items

We do not currently engage in off-balance sheet financing arrangements, and do not have any interest in entities referred to as variable interest entities, which include special purposes entities and other structured finance entities.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2013:

	Payments due by period
	Total	Through 2013	2014 through 2015	2016 through 2017	Thereafter
	(in millions of RUR)
Operating lease obligations	6,661	448	4,543	1,670	—
Data center-related purchase obligations	1,277	504	773	—	—
Other purchase obligations	1,855	605	943	261	46

Total contractual obligations	9,793	1,557	6,259	1,931	46

The table above presents our long-term rent obligations for our office and data center facilities, contractual purchase obligations related to data center operations and facility build-outs, as well as other purchase obligations primarily related to fixed utilities fees, technology licenses and other services. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on September 30, 2013. All amounts shown include value added tax.

Critical Accounting Policies, Estimates and Assumptions

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated balance sheets as of December 31, 2011 and 2012 and the consolidated statements of income, comprehensive income, cash flows and shareholders' equity for the years ended December 31, 2010, 2011 and 2012 included in the 2012 Annual Report. The preparation of our financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that are affected by significant judgments and that are used in the preparation of our unaudited interim condensed consolidated financial statements are as follows:

Share-Based Compensation Expense

We estimate the fair value of share options and share appreciation rights (together, the "Share-Based Awards") that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight-line method. We used the following assumptions in our option-pricing model when valuing Share-Based Awards:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013
Expected life of the awards (years)	6.08 - 6.12	6.12 - 6.17	5.51 - 7.02	5.51 - 7.02	5.50 - 7.04
Expected annual volatility	62%	65%	54%	55%	49%
Risk-free interest rate	4.00%	1.60%	0.78%	0.73%	1.79%
Expected dividend yield	—	—	—	—	—

To determine the expected option term, we use the "simplified method" as allowed under the SEC's accounting guidance, which represents the weighted-average period during which our awards are expected to be outstanding.

With respect to price volatility, because we were a newly public company in 2011, we did not have sufficient history to estimate the volatility of our ordinary share price over the expected term of our Share-Based Awards. We used comparable public companies as a basis for our expected volatility to calculate the fair value of our awards. For grants made since the beginning of 2012, we have used historical volatility of our own share price.

Prior to our IPO in May 2011, we based the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on Russian Eurobonds with a remaining term approximating the expected term of the award being valued. For periods after May 2011, we used the risk-free interest rates based on the U.S. Treasury yield curve in effect at the grant date.

In the past, we have declared and paid dividends, including with respect to the year ended December 31, 2010. We did not declare any dividends with respect to 2011 or 2012. Currently, we do not have any plans to pay dividends in the near term. When we declared dividends in 2010, we followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. Because optionees were generally compensated for dividends and we have no plans to pay cash dividends in the near term, we used an expected dividend yield of zero in our option pricing model for awards granted in the years ended December 31, 2011, 2012 and in the nine months ended September 30, 2013.

We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Historically, we typically only granted Share-Based Awards to senior employees who had been with our company for at least one year. To estimate forfeitures at that time, we had analyzed our historical forfeiture trends and adjusted them as appropriate for exceptional circumstances, such as the departure of two senior employees who had a disproportionate number of option awards. Excluding the effect of these two departures, our forfeiture rate had been insignificant. As a result, we applied an estimated forfeiture rate of zero before 2012. Starting in 2012, less senior employees began to receive Share-Based Awards and, thus, we began calculating the forfeiture rate by reference to our historical employee turnover rate. If our actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

Prior to our IPO, when there was no public market for our shares, our Board of Directors regularly determined the fair value of our shares and set the exercise price of option awards on the basis of valuations of our company arrived at by employing the "income approach" and the "market approach" valuation methodologies. This approach was consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Tax Provisions

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Effective January 1, 2007, we adopted the new FASB authoritative guidance on accounting for uncertainty in income taxes that requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of September 30, 2013, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See "Risk Factors—Risks Related to Doing Business and Investing in Russia and the Other Countries in which We Operate—Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and result of operations."

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. The valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on our ability to generate sufficient future taxable income. If actual events differ from management's estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact our consolidated financial statements.

Recognition and Impairment of Goodwill and Intangible Assets

The FASB authoritative guidance requires us to recognize our share in the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of the future results of operations of such businesses. The fair value assigned to identifiable intangible assets acquired is supported by valuations that involve the use of a large number of estimates and assumptions provided by management.

We assess the carrying value of goodwill arising from business combinations on an annual basis and the carrying value of intangible assets if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important that could trigger an impairment review include: under-performance of our business compared with our internal budgets or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. Therefore, our judgment as to the future prospects of our business has a significant impact on our results and financial condition. If these future prospects do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

Recently Adopted Accounting Pronouncements

Effective January 1, 2013, we adopted the FASB accounting standards updates on disclosures about offsetting assets and liabilities and reporting of amounts reclassified out of accumulated other comprehensive income. The adoption of these updates did not have a significant impact on our consolidated financial position, results of operations, cash flows or disclosures.

Effective January 1, 2013, we adopted the FASB accounting standards update on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross-reference to other disclosures that provide additional detail about the reclassification amounts is required. The adoption of this update did not have a significant impact on our consolidated financial position, results of operations, cash flows, or disclosures. See Note 4 to the notes to our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2012 and 2013 for disclosure of reclassifications for the three and nine months ended September 30, 2013.

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  Exhibit 99.3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS